pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces AGM Results and Project Update

Vancouver BC,  August 10, 2022:  Pacific Booker Minerals Inc (TSXV: BKM) (OTC Pink: PBMLF) held its Annual General Meeting on July 28, 2022 in the Company’s corporate office in Vancouver.  A total of 77 shareholders were represented in person or by proxy, representing 26.63% of our issued and outstanding shares.  All nominated directors were re-elected to the board and all resolutions passed with more than 90% of the voting “for” the resolutions.

On July 7th, PBM's legal counsel sent a letter to the legal counsel for the Lake Babine Nation outlining some ideas for discussion and stating that PBM is open to any additional items that are a concern for the LBN, included ideas regarding re-design of the project site; enhancement/protection of the salmon and their waterways; and benefits of an economic and related nature for the LBN and its members.

On July 21st, Kent Zehr, PBM's independent consultant sent a letter to the Ministers of Environment and Climate Change Strategy; Energy, Mines and Carbon Innovation; and Land, Water and Resource Stewardship and Minister Responsible for Fisheries.

Some of the proposed concepts include Salmon Enhancement including a Spawning Channel Addition; Environmental Baseline Extension including the establishment of a Steering Committee; Sharing the Benefits with local Hiring and contributions to a Scholarship Fund; and Project Design Modernization reflecting the mining and milling science changes developed since the original design was done.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

"John Plourde"

John Plourde

President/CEO & Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.